FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 30, 2014

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: October 30, 2014	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, 333, Keelung Rd., Sec. 1 Taipei, Taiwan, 110 Tel: + 886.2.6636.5678 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, Chief Financial Officer Eddie Chang, Senior Director Joseph Su, Senior Manager ir@aseglobal.com Michelle Jao, Manager (US Contact) mjao@iselabs.com Tel: + 1.510.687.2481

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2014

Taipei, Taiwan, R.O.C., October 30, 2014 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of packaging and testing services, today reported unaudited net revenues1 of NT$66,632 million for the third quarter of 2014 (3Q14), up by 17% year-over-year and up by 14% sequentially.  Net income attributable to shareholders of the parent for the quarter totaled NT$7,205 million, up from a net income attributable to shareholders of the parent of NT$4,430 million in 3Q13 and up from a net income attributable to shareholders of the parent of NT$5,094 million in 2Q14.  Diluted earnings per share for the quarter were NT$0.82 (or US$0.137 per ADS), compared to diluted earnings per share of NT$0.57 for 3Q13 and NT$0.64 for 2Q14.  Diluted earnings per share for the first three quarters of 2014 were NT$1.98 (or US$0.329 per ADS), compared to diluted earnings per share of NT$1.36 for the same three quarters of 2013.

RESULTS OF OPERATIONS

3Q14 Results Highlights – Consolidated
●
Net revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others each represented approximately 48%, 10%, 40%, 2% and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$52,434 million for the quarter, up by 16% year-over-year and up from NT$46,015 million in the previous quarter.

-	Raw material cost totaled NT$29,910 million during the quarter, representing 45% of total net revenues, compared with NT$25,142 million and 43% of total net revenues in the previous quarter.

-	Labor cost totaled NT$8,733 million during the quarter, representing 13% of total net revenues, compared with NT$8,179 million and 14% of total net revenues in the previous quarter.

 1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in R.O.C.).  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

Advanced Semiconductor Engineering Inc.
-	Depreciation, amortization and rental expenses totaled NT$6,329 million during the quarter, up by 4% year-over-year and up by 3% sequentially.
●	Gross margin decreased 0.2 percentage points to 21.3% in 3Q14 from 21.5% in 2Q14.
●
Total operating expenses during 3Q14 were NT$6,114 million, including NT$2,552 million in R&D and NT$3,562 million in SG&A, compared with total operating expenses of NT$6,000 million in 2Q14.  Total operating expenses as a percentage of net revenues was 9% in 3Q14, down from 10% in 3Q13 and 2Q14.

●	Operating income for the quarter totaled NT$8,084 million, up from NT$6,600 million in the previous quarter. Operating margin was 12.1% in 3Q14 compared to 11.3% in 2Q14.
●	In terms of non-operating items:
-	Net interest expense was NT$504 million, up from NT$500 million in 2Q14.
-	Net foreign exchange loss of NT$214 million was primarily attributable to the appreciation of the U.S. dollar against NT dollar.
-	Gain on equity-method investments of NT$14 million was primarily attributable to the income from investment on Hung Ching Development & Construction Co. Ltd.
-	Gain on valuation of financial assets and liabilities was NT$1,294 million.
-
Other net non-operating loss of NT$84 million were primarily related to miscellaneous loss.  Total non-operating income for the quarter were NT$506 million, compared to total non-operating expenses of NT$731 million for 3Q13 and total non-operating expenses of NT$550 million for 2Q14.

●
Income before tax was NT$8,590 million for 3Q14, compared to NT$6,050 million in the previous quarter.  We recorded income tax expense of NT$1,237 million during the quarter, compared to NT$818 million in 2Q14.

●
In 3Q14, net income attributable to shareholders of the parent was NT$7,205 million, compared to net income attributable to shareholders of the parent of NT$4,430 million for 3Q13 and net income attributable to shareholders of the parent of NT$5,094 million for 2Q14.

●
Our total number of shares outstanding at the end of the quarter was 7,852,537,846, including treasury stock owned by our subsidiaries.  Our 3Q14 diluted earnings per share of NT$0.82 (or US$0.137 per ADS) were based on 8,194,416,715 weighted average number of shares outstanding in 3Q14.

3Q14 Results Highlights – IC ATM2
●
Net revenue contribution from IC ATM operations was NT$42,211 million for the quarter, up by 12% year-over-year and up by 8% sequentially.  Net revenue contribution from packaging operations, testing operations, and substrates sold to third parties was NT$34,349 million, NT$6,827 million, and NT$1,035 million, respectively, and each represented approximately 81%, 16%, and 3%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$30,138 million for the quarter, up by 7% year-over-year and up by 5% sequentially.

-	Raw material cost totaled NT$9,466 million during the quarter, representing 22% of total net revenues, compared with NT$9,454 million and 24% of total net revenues in the previous quarter.

-	Labor cost totaled NT$7,791 million during the quarter, representing 18% of total net revenues, compared with NT$7,317 million and 19% of total net revenues in the previous quarter.

2 ATM stands for Semiconductor Assembly, Testing and Material.

Advanced Semiconductor Engineering Inc.
-	Depreciation, amortization and rental expenses totaled NT$6,057 million during the quarter, up by 6% year-over-year and up by 3% sequentially.
●	Gross margin increased 1.6 percentage points to 28.6% in 3Q14 from 27.0% in 2Q14.
●
Total operating expenses during 3Q14 were NT$4,725 million, including NT$2,011 million in R&D and NT$2,714 million in SG&A, compared with total operating expenses of NT$4,615 million in 2Q14.  Total operating expenses as a percentage of net revenues was 11% in 3Q14, remained the same as 3Q13 and down from 12% in 2Q14.

●	Operating income for the quarter totaled NT$7,348 million, up from NT$5,973 million in the previous quarter. Operating margin was 17.4% in 3Q14 compared to 15.2% in 2Q14.

3Q14 Results Highlights – EMS
●	Net revenue contribution from EMS operations for the quarter was NT$26,766 million, up by 37% year-over-year and up by 31% sequentially.
●	Cost of revenues for the quarter was NT$24,477 million, up by 39% year-over-year and up by 33% sequentially.

-	Raw material cost totaled NT$20,457 million during the quarter, representing 76% of total net revenues, compared with NT$15,704 million and 77% of total net revenues in the previous quarter.

-	Labor cost totaled NT$943 million during the quarter, representing 4% of total net revenues, compared with NT$862 million and 4% of total net revenues in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$269 million during the quarter, up by 0.4% year-over-year and up by 3% sequentially.

●	Gross margin decreased to 8.6% in 3Q14 from 10.0% in 2Q14.
●
Total operating expenses during 3Q14 were NT$1,383 million, including NT$561 million in R&D and NT$822 million in SG&A, compared with total operating expenses of NT$1,349 million in 2Q14.  Total operating expenses as a percentage of net revenues was 5% in 3Q14, down from 6% in 3Q13 and down from 7% in 2Q14.

●	Operating income for the quarter totaled NT$906 million, up from NT$692 million in the previous quarter. Operating margin was 3.4% in 3Q14, remained the same as 2Q14.

LIQUIDITY AND CAPITAL RESOURCES
●	As of September 30, 2014, our cash and current financial assets totaled NT$36,785 million, compared to NT$45,383 million as of June 30, 2014.
●	Capital expenditures in 3Q14 totaled US$430 million, of which US$281 million were used for packaging, US$70 million for testing, US$74 million for EMS and US$5 million for interconnect materials.
●
As of September 30, 2014, we had total debt of NT$94,918 million, compared to NT$87,046 million as of June 30, 2014.  Total debt consisted of NT$38,672 million of short-term borrowings, NT$3,226 million of the current portion of long-term borrowings and capital lease obligations and NT$53,020 million of bonds payable, long-term borrowings and capital lease obligations.  Total unused credit lines amounted to NT$133,674 million.

●	Current ratio as of September 30, 2014 was 1.25, compared to 1.23 as of June 30, 2014. Net debt to equity ratio was 0.43 as of September 30, 2014.
●	Total number of employees was 66,091 as of September 30, 2014, compared to 59,867 as of September 30, 2013 and 64,285 as of June 30, 2014.

Advanced Semiconductor Engineering Inc.

BUSINESS REVIEW

Packaging Operations3
●	Net revenues generated from our packaging operations were NT$34,349 million during the quarter, up by NT$3,585 million, or by 12% year-over-year, and up by NT$2,557 million, or by 8% sequentially.
●
Net revenues from advanced packaging accounted for 29% of our total packaging net revenues during the quarter, up by 3 percentage points from the previous quarter.  Net revenues from IC wirebonding accounted for 61% of our total packaging net revenues during the quarter, down by 3 percentage points from the previous quarter.  Net revenues from discrete and others accounted for 10% of our total packaging net revenues during the quarter, remained the same as the previous quarter.

●	Gross margin for our packaging operations during the quarter was 25.8%, up by 3.5 percentage points year-over-year and up by 1.6 percentage points from the previous quarter.
●
Capital expenditures for our packaging operations amounted to US$281 million during the quarter, of which US$110 million were used for purchases of wafer bumping and flip chip packaging equipment, US$153 million for common equipment purchases, including SiP equipment purchases, and US$18 million for wirebond packaging specific purposes.

●	As of September 30, 2014, there were 15,994 wirebonders in operation. 323 wirebonders were added and 91 wirebonders were disposed of during the quarter.

Testing Operations
●	Net revenues generated from our testing operations were NT$6,827 million, up by NT$548 million, or by 9% year-over-year, and up by NT$227 million, or by 3% sequentially.
●
Final testing accounted for 76% of our total testing net revenues, down by 1 percentage point from the previous quarter.  Wafer sort accounted for 21% of our total testing net revenues, remained the same as the previous quarter.  Engineering testing accounted for 3% of our total testing net revenues, up by 1 percentage point from the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,634 million, down from NT$1,695 million in 3Q13 and down from NT$1,690 million in 2Q14.
●	In 3Q14, gross margin for our testing operations was 39.8%, up by 2.7 percentage points year-over-year and up by 2.6 percentage points from the previous quarter.
●	Capital expenditures for our testing operations amounted to US$70 million during the quarter.
●	As of September 30, 2014, there were 3,295 testers in operation. 150 testers were added and 99 testers were disposed of during the quarter.

EMS Operations
●	Net revenues generated from our EMS operations were NT$26,766 million for the quarter, up by NT$7,215 million, or by 37% year-over-year, and up by NT$6,257 million, or by 31% sequentially.
●
Communications products accounted for 55% of our total net revenues from EMS operations for the quarter, up by 11 percentage points from the previous quarter.  Computing products accounted for 17% of our total net revenues from EMS operations, down by 7 percentage points from the previous quarter.  Consumer products accounted for 9% of our total net revenues from EMS operations, down by 2 percentage points from the previous quarter.  Industrial products accounted for 11% of our total net revenues from EMS operations, down

3 IC packaging services include module assembly services.

Advanced Semiconductor Engineering Inc.

by 1 percentage point from the previous quarter.  Automotive products accounted for 7% of our total net revenues from EMS operations, down by 1 percentage point from the previous quarter.
●	In 3Q14, gross margin for our EMS operations was 8.6%, down by 1.1 percentage points year-over-year and down by 1.4 percentage points from the previous quarter.
●	Capital expenditures for our EMS operations amounted to US$74 million during the quarter.

Substrate Operations
●
PBGA substrate manufactured by ASE amounted to NT$2,567 million during the quarter, up by NT$114 million, or by 5% year-over-year, and up by NT$49 million, or by 2% from the previous quarter.  Of the total output of NT$ 2,567 million, NT$1,033 million was from sales to external customers.

●	Gross margin for substrate operations was 19.7% during the quarter, up by 1.0 percentage point year-over-year and down by 0.6 percentage points from the previous quarter.
●	In 3Q14, our internal substrate manufacturing operations supplied 33% (by value) of our total substrate requirements.

Customers
IC ATM CONSOLIDATED BASIS
●
Our five largest customers together accounted for approximately 37% of our total net revenues in 3Q14, compared to 37% in 3Q13 and 32% in 2Q14.  There was one customer which accounted for more than 10% of our total net revenues in 3Q14.

●	Our top 10 customers contributed 51% of our total net revenues during the quarter, compared to 49% in 3Q13 and 46% in 2Q14.
●	Our customers that are integrated device manufacturers, or IDMs, accounted for 33% of our total net revenues during the quarter, compared to 35% in 3Q13 and 37% in 2Q14.

EMS BASIS
●
Our five largest customers together accounted for approximately 73% of our total net revenues in 3Q14, compared to 74% in 3Q13 and 71% in 2Q14.  There was one customer that accounted for more than 10% of our total net revenues in 3Q14.

●	Our top 10 customers contributed 87% of our total net revenues during the quarter, compared to 86% in 3Q13 and 84% in 2Q14.

OUTLOOK
Based on our current business outlook and exchange rate assumptions, management projects overall performance for the fourth quarter of 2014 to be as follows:

●	IC-ATM production capacity should increase by roughly 1% quarter-over-quarter; blended IC-ATM utilization rate should go up by 1-3% as compared to 3rd quarter;

●	The pace for our EMS 3rd quarter sequential growth should carry into 4th quarter;

●	Consolidated gross margin should edge down, while consolidated operating margin should be flattish.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable,

Advanced Semiconductor Engineering Inc.

high quality products and services.  For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2013 Annual Report on Form 20-F filed on April 17, 2014.

Supplemental Financial Information
IC ATM Consolidated Operations
Amounts in NT$ Millions	3Q/14	2Q/14	3Q/13
Net Revenues	42,211	39,266	37,810
Revenues by Application
Communication	53%	50%	55%
Computer	12%	12%	11%
Automotive and Consumer	35%	38%	34%
Others	0%	0%	0%
Revenues by Region
North America	62%	60%	60%
Europe	10%	10%	10%
Taiwan	18%	18%	17%
Japan	6%	6%	7%
Other Asia	4%	6%	6%

Packaging Operations
Amounts in NT$ Millions	3Q/14	2Q/14	3Q/13
Net Revenues	34,349	31,792	30,764
Revenues by Packaging Type
Advanced Packaging	29%	26%	28%
IC Wirebonding	61%	64%	61%
Discrete and Others	10%	10%	11%
Capacity
CapEx (US$ Millions)*	281	257	157
Number of Wirebonders	15,994	15,762	15,765

Testing Operations
Amounts in NT$ Millions	3Q/14	2Q/14	3Q/13
Net Revenues	6,827	6,600	6,279
Revenues by Testing Type
Final test	76%	77%	77%
Wafer sort	21%	21%	20%
Engineering test	3%	2%	3%
Capacity
CapEx (US$ Millions)*	70	54	50
Number of Testers	3,295	3,244	3,147

EMS Operations
Amounts in NT$ Millions	3Q/14	2Q/14	3Q/13
Net Revenues	26,766	20,509	19,551
Revenues by End Application
Communication	55%	44%	47%
Computer	17%	24%	20%
Consumer	9%	11%	13%
Industrial	11%	12%	12%
Automotive	7%	8%	7%
Others	1%	1%	1%
Capacity
CapEx (US$ Millions)*	74	43	16
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Statement of Comprehensive Income Data
 (In NT$ millions, except per share data)
(Unaudited)

	For the three months ended						For the period ended
	Sep. 30 2014		Jun. 30 2014		Sep. 30 2013		Sep. 30 2014		Sep. 30 2013
Net revenues:
Packaging		32,031		30,641		29,977		89,394		83,901
Testing		6,827		6,600		6,279		19,212		18,507
Direct Material		1,033		873		767		2,685		2,205
EMS		26,741		20,501		19,551		68,607		50,120
Others		-		-		174		49		965
Total net revenues		66,632		58,615		56,748		179,947		155,698

Cost of revenues		(52,434)		(46,015)		(45,161)		(142,800)		(125,394)
Gross profit		14,198		12,600		11,587		37,147		30,304

Operating expenses:
Research and development		(2,552)		(2,681)		(2,421)		(7,526)		(6,665)
Selling, general and administrative		(3,562)		(3,319)		(3,067)		(9,867)		(8,534)
Total operating expenses		(6,114)		(6,000)		(5,488)		(17,393)		(15,199)
Operating income		8,084		6,600		6,099		19,754		15,105

Net non-operating (expenses) income:
Interest expense - net		(504)		(500)		(512)		(1,535)		(1,477)
Foreign exchange gain (loss)		(214)		711		305		(171)		(194)
Gain (loss) on equity-method investments		14		(31)		7		(81)		(24)
Gain (loss) on valuation of financial assets and liabilities		1,294		(948)		(145)		650		756
Others		(84)		218		(386)		307		(601)
Total non-operating income (expenses)		506		(550)		(731)		(830)		(1,540)

Income before tax		8,590		6,050		5,368		18,924		13,565

Income tax expense		(1,237)		(818)		(822)		(2,782)		(2,752)
Income from continuing operations and before noncontrolling interest		7,353		5,232		4,546		16,142		10,813
Noncontrolling interest		(148)		(138)		(116)		(405)		(332)

Net income attributable to shareholders of the parent		7,205		5,094		4,430		15,737		10,481

Per share data:
Earnings (losses) per share
– Basic	$	NT0.94	$	NT0.66	$	NT0.59	$	NT2.05	$	NT1.40
– Diluted	$	NT0.82	$	NT0.64	$	NT0.57	$	NT1.98	$	NT1.36

Earnings (losses) per equivalent ADS
– Basic	$	US0.156	$	US0.110	$	US0.099	$	US0.341	$	US0.237
– Diluted	$	US0.137	$	US0.107	$	US0.096	$	US0.329	$	US0.230

Number of weighted average shares used in diluted EPS calculation (in thousands)		8,194,417		7,835,168		7,651,064		8,209,165		7,613,415

Exchange rate (NT$ per US$1)		29.92		30.13		29.89		30.07		29.66

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Statement of Comprehensive Income Data – IC ATM
 (In NT$ millions, except per share data)
(Unaudited)

	For the three months ended						For the period ended
	Sep. 30 2014		Jun. 30 2014		Sep. 30 2013		Sep. 30 2014		Sep. 30 2013
Net revenues:
Packaging		34,349		31,792		30,764		93,928		84,710
Testing		6,827		6,600		6,279		19,212		18,507
Direct Material		1,035		874		767		2,688		2,205
Total net revenues		42,211		39,266		37,810		115,828		105,422

Cost of revenues		(30,138)		(28,678)		(28,164)		(84,924)		(80,829)
Gross profit		12,073		10,588		9,646		30,904		24,593

Operating expenses:
Research and development		(2,011)		(2,169)		(1,962)		(6,016)		(5,339)
Selling, general and administrative		(2,714)		(2,446)		(2,301)		(7,357)		(6,392)
Total operating expenses		(4,725)		(4,615)		(4,263)		(13,373)		(11,731)
Operating income		7,348		5,973		5,383		17,531		12,862

Net non-operating (expenses) income:
Interest expense - net		(528)		(513)		(544)		(1,594)		(1,553)
Foreign exchange gain (loss)		(184)		675		306		(194)		(153)
Gain (loss) on equity-method investments		575		405		557		1,534		1,548
Gain (loss) on valuation of financial assets and liabilities		1,197		(1,021)		(213)		474		481
Others		(42)		260		(355)		432		(442)
Total non-operating income (expenses)		1,018		(194)		(249)		652		(119)

Income before tax		8,366		5,779		5,134		18,183		12,743

Income tax expense		(1,105)		(647)		(661)		(2,322)		(2,142)
Income from continuing operations and before noncontrolling interest		7,261		5,132		4,473		15,861		10,601
Noncontrolling interest		(56)		(38)		(43)		(124)		(120)

Net income attributable to shareholders of the parent		7,205		5,094		4,430		15,737		10,481

Per share data:
Earnings (losses) per share
– Basic	$	NT0.94	$	NT0.66	$	NT0.59	$	NT2.05	$	NT1.40
– Diluted	$	NT0.82	$	NT0.64	$	NT0.57	$	NT1.98	$	NT1.36

Number of weighted average shares used in diluted EPS calculation (in thousands)		8,194,417		7,835,168		7,651,064		8,209,165		7,613,415

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Statement of Comprehensive Income Data – EMS
 (In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Sep. 30 2014	Jun. 30 2014	Sep. 30 2013	Sep. 30 2014	Sep. 30 2013
Net revenues:
Total net revenues	26,766	20,509	19,551	68,651	50,120

Cost of revenues	(24,477)	(18,468)	(17,662)	(62,264)	(44,740)
Gross profit	2,289	2,041	1,889	6,387	5,380

Operating expenses:
Research and development	(561)	(535)	(476)	(1,577)	(1,373)
Selling, general and administrative	(822)	(814)	(735)	(2,379)	(2,023)
Total operating expenses	(1,383)	(1,349)	(1,211)	(3,956)	(3,396)
Operating income	906	692	678	2,431	1,984

Net non-operating (expenses) income:
Total non-operating income	110	138	109	303	237

Income before tax	1,016	830	787	2,734	2,221

Income tax expense	(138)	(178)	(100)	(481)	(322)
Income from continuing operations and before noncontrolling interest	878	652	687	2,253	1,899
Noncontrolling interest	(93)	(105)	(72)	(288)	(215)

Net income attributable to shareholders of the parent	785	547	615	1,965	1,684

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Sep. 30, 2014	As of Jun. 30, 2014

Current assets:
Cash and cash equivalents	32,968	41,730
Financial assets – current	3,817	3,653
Notes and accounts receivable	48,495	41,115
Inventories	42,264	37,427
Others	5,682	4,483
Total current assets	133,226	128,408

Financial assets – non current & Investments – equity method	2,475	2,574
Property plant and equipment	148,998	135,555
Intangible assets	11,880	11,864
Prepaid lease payments	2,496	2,547
Others	5,652	6,652
Total assets	304,727	287,600

Current liabilities:
Short-term borrowings	38,672	33,281
Current portion of bonds payable	0	728
Current portion of long-term borrowings & capital lease obligations	3,226	5,316
Notes and accounts payable	34,882	26,702
Others	29,822	38,092
Total current liabilities	106,602	104,119

Bonds payable	30,194	20,781
Long-term borrowings & capital lease obligations	22,826	26,940
Other liabilities	8,994	8,884
Total liabilities	168,616	160,724

Noncontrolling interest	4,623	4,321

Shareholders of the parent	131,488	122,555

Total liabilities & shareholders’ equity	304,727	287,600

Current Ratio	1.25	1.23
Net Debt to Equity	0.43	0.33